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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No.      )*


                             PACIFIC CHEMICAL, INC.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, par value $.001
                         ------------------------------
                         (Title of Class of Securities)

                                  69406F 10 1
                                 --------------
                                 (CUSIP Number)

                              James W. Lucas, Esq.
                                   Suite 2400
                                521 Fifth Avenue
                            New York, New York 10175
                                 (212) 697-6464
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 19, 1997
                                 -------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following pages)

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                                                                  Schedule 13D

CUSIP No. 69406F  10 1                 13D                   Page 2 of 8 Pages
          ------------

1.       NAME OF REPORTING PERSON
                                   Jin, Shan
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                      N/A

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                                       OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                   People's Republic of China

                   7.       SOLE VOTING POWER
                                   10,257,722

                   8.       SHARED VOTING POWER
                                        0

                   9.       SOLE DISPOSITIVE POWER
                                   10,257,722

                   10.      SHARED DISPOSITIVE POWER
                                        0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   10,257,722

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      68.42%

14.      TYPE OF REPORTING PERSON*
                                        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                             Page 3 of 6 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.001 par value, (the "Common Stock"), of Pacific Chemical, Inc., which changed its name from Bureau of Electronic Publishing, Inc. on June 27, 1997 (the "Company"). The address of the principal executive office of the Company is 745 Alexander Road, Princeton, New Jersey 08540. The address of the Company's principal operations is No. 2 Jinan Hua Xian Road, Jinan, People's Republic of China 250100.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Jin, Shan. Jin is the family name.

         (b) The business address for Mr. Jin is No. 2 Jinan Hua Xian Road, Jinan, People's Republic of China 250100. Mr. Jin's United States mailing address is c/o International Corporate Offices, 1076 East Putnam Avenue, Riverside, CT 06878.

         (c) Mr. Jin is President of the Company and also serves as president of Jinan Chemical Fibre Corporation and chairman of the board and president of Qilu Chemical Fibre Group Corporation. He conducts these activities primarily at the business address above.

         (d) During the last five years, Mr. Jin has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Jin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  Mr. Jin is a citizen of the People's Republic of China.

Item 3.  Source and Amount of Funds or other Consideration

         On January 23, 1997, the Company, then named Bureau of Electronic Publishing, Inc., executed and closed transactions pursuant to an Agreement and Plan of Merger between the Company, BEPI Acquisition Corporation ("Subsidiary"), Pacific Chemical Group Limited ("PCG"), and Jinan Chemical Fibre Corporation ("JCF") (the "Agreement"). PCG owns 51% and JCF owns 49% of a joint venture, Jinan Dayang Chemical Fibre Corporation (the "Joint Venture"), which operates JCF's former Plant No. 1 production facility for purified terephthalic acid ("PTA").

         At the closing Subsidiary merged into PCG (the "Merger"). In connection with the Merger, the stockholders of PCG transferred 100% ownership of PCG to the Company and the stockholders of PCG received an aggregate of 833,671.66 shares of Series A Preferred Stock of the Company. Each share of Series A Preferred Stock was


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                                                             Page 4 of 6 Pages

automatically convertible into 100 shares of the Company's Common Stock when the number of authorized shares of the Company's Common Stock was increased to 300,000,000 shares. This increase occurred on June 19, 1997. Mr. Jin held 615,463.32 shares of Series A Preferred Stock and was issued 61,546,332 shares of Common Stock as a result of the conversion of the Series A Preferred Stock. On June 27, 1997 the Company effected a six-to-one reverse stock split which changed the number of Mr. Jin's shares of Common Stock to 10,257,722 shares.

Item 4.  Purpose of Transaction

         As of the closing, Mr. Jao Shun Pan was elected to the Board of Directors of the Company. All other directors and officers of the Company resigned. Mr. Bryan Finkel, a former director was immediately reelected as a director. After the closing, Mr. Jin was elected Chairman-elect and President of the Company. The Company expects that Mr. Jin will be elected to the Board of Directors and installed as Chairman of the Company in July 1997. The Company also expects to elect other members of the Board affiliated with Mr. Jin at that time.

         Except as set forth above, Mr. Jin does not have any plans with respect to any of the securities set forth under Item 5 which is referred to in Items 4(a) - 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Jin holds an aggregate of 10,257,722 shares of Common Stock, representing approximately 68.42% of the total outstanding
Common Stock of the Company.

         (b) Mr. Jin has sole power to vote and dispose of all of the shares set forth above.

         (c) Mr. Jin has not effected any transactions in shares of Common Stock during the past 60 days.

         (d) Mr. Jin has the sole right to receive and power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

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                                                             Page 5 of 6 Pages

Item 7.  Material to be Filed as Exhibits

(1) Agreement and Plan of Merger dated January 23, 1997, by and among the Company, Subsidiary, PCG, and JCF (incorporated by reference to the Company's report on Form 8-K filed February 7, 1997).

(2) Certificate of Designation of Series A Preferred Stock (incorporated by reference to the Company's report on Form 8-K filed February 7,
         1997).


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                                                             Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 30, 1997


                                                       /s/ Jin Shan
                                                ------------------------------
                                                          Jin Shan